Exhibit (a)(5)(H)

Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008.

It is regrettable for stockholders that Take-Two’s Board of Directors has not accepted EA’s offer. EA believes that a combination of EA and Take-Two is in the best business interest of all parties.

EA’s offer price of $26.00 per share is full and fair, and reflects the value of Take-Two’s intellectual properties, talent, and operational progress. EA’s all-cash, tender offer commenced on March 13 is the most certain way to create stockholder value, and represents a 64% premium over Take-Two’s closing stock price on February 15, the last trading day before EA sent its revised proposal to Take-Two.

EA’s tender offer is a clear process for Take-Two stockholders to maximize the value of their investment. By advising its stockholders to reject the offer, Take-Two’s Board is exposing them to further delays which may reduce the value and the certainty of a potential transaction.

EA’s tender offer is currently scheduled to expire on April 11, 2008.

*  *  *

This e-mail is neither an offer to purchase nor a solicitation of an offer to sell securities of Take-Two. The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by EA and EA08 Acquisition Corp. with the Securities and Exchange Commission, or SEC, on March 13, 2008. Before making any decision with respect to the offer, Take-Two stockholders are advised to read these documents, as they may be amended or supplemented from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. These documents may be obtained at no charge by directing a request by mail to Georgeson, Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 213-0473, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

This e-mail does not constitute a solicitation of proxies in connection with any matter to be considered at Take-Two’s 2008 annual meeting of stockholders. Neither EA nor its subsidiary making the tender offer is soliciting, or intends to solicit, proxies in respect of any matter to be considered at Take-Two’s 2008 annual meeting.